EXHIBIT 99.2

GENTERRA CAPITAL INC.

2010 ANNUAL REPORT

TO THE SHAREHOLDERS

Presented herein is your Company’s Annual Report for the Fiscal Period ended September 30, 2010.

On May 10, 2010, Consolidated Mercantile Incorporated successfully completed its amalgamation with Genterra Inc. and continued under the name Genterra Capital Inc.  Management believes that this amalgamation will establish our Company as a formidable entity with significant cash flows derived from an established and growing commercial real estate portfolio.  The merger enables shareholders to be part of a larger corporation with a larger income base and more varied assets and should assist in the financing of future growth, reduce costs and increase efficiencies.

Consolidated Mercantile Incorporated was identified as the acquirer of Genterra Inc.  Accordingly, the results of operations include the pre-amalgamation results of Consolidated Mercantile Incorporated from January 1, 2010 and the revenues and expenses associated with the acquired assets from the aforementioned amalgamation from May 10, 2010.  Revenues for the period under review were $1,603,476 yielding a net loss of $519,069.

The Company’s income producing real estate continued to enjoy full occupancy during the period under review.  Your directors are extremely pleased with the many important accomplishments resulting from the amalgamation, including our strengthened balance sheet and liquidity.  Management continues to seek target acquisitions that they believe will offer future growth and added value to the Company and its shareholders.  This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favorable market conditions.

We thank our shareholders for their interest and continued support and invite all to attend the upcoming Annual Meeting.  For shareholders of the voting class of securities who are unable to attend, a proxy has been enclosed which you should complete and return in the enclosed envelope.

On Behalf of the Board,

Signed “Fred A. Litwin”

Fred A. Litwin
President and Chief Executive Officer

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, 33rd floor, PO Box 32 Toronto, ON M5J 2J8 Canada
Auditors’ Report

To the Shareholders of Genterra Capital Inc.

We have audited the consolidated balance sheets of Genterra Capital Inc. (“the Company”) as at September 30, 2010 and December 31, 2009 and the consolidated statements of retained earnings, contributed surplus, operations and other comprehensive income (loss) and cash flows for the nine months and fiscal year respectively then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and December 31, 2009 and the results of its operations and its cash flows for the nine months and fiscal year respectively then ended in accordance with Canadian generally accepted accounting principles.

(Signed) “BDO Canada LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
January 28, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

GENTERRA CAPITAL INC.
CONSOLIDATED BALANCE SHEETS

 (Expressed in Canadian Dollars)

	September 30, 2010	December 31, 2009
	(Note 1)
ASSETS
Current
Cash and cash equivalents	$17,787,741	$14,491,151
Marketable securities	4,676,175	2,475,769
Accounts receivable (Note 4)	384,609	981
Prepaid expenses and deposits	267,408	467,395
Current portion of notes receivable (Note 6)	59,790	96,853
Future income taxes (Note 14)	3,623	-
	23,179,346	17,532,149
Unrealized rental income (Note 5)	31,642	-
Investment (Note 7)	-	294,164
Rental real estate properties (Note 8)	17,336,366	-
Intangible assets (Note 9)	400,269	-
Future income taxes (Note 14)	268,820	-
	$41,216,443	$17,826,313
LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	$752,699	$377,565
Income taxes payable	52,684	1,118,086
Current portion of long-term debt (Note 11)	2,482,475	-
Future income taxes (Note 14)	-	3,157
	3,287,858	1,498,808
Long-term debt (Note 11)	583,474	-
Future income taxes (Note 14)	1,911,685	-
Deferred gain (Note 12)	-	42,100
Intangible liabilities (Note 9)	18,372	-
Retractable preference shares (Note 13 (b)(i))	5,135,616	-
	10,937,005	1,540,908
SHAREHOLDERS’ EQUITY
Capital stock (Note 13 (b)(ii))	17,432,461	2,830,765
Contributed surplus	562,398	59,411
Retained earnings	12,284,579	13,395,229
	30,279,438	16,285,405
	$41,216,443	$17,826,313

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

Signed “Fred A. Litwin”	Director	Signed “Stan Abramowitz”	Director
Fred A. Litwin		Stan Abramowitz

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

 (Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009
	(Note 1)
BALANCE, beginning of year	$13,395,229	$13,627,690
Excess of cost of shares over stated value purchased from dissenting shareholders for cancellation (Note 13 (c))	(591,581)	-
	12,803,648	13,627,690
Net loss for the year	(519,069)	(232,461)
BALANCE, end of year	$12,284,579	$13,395,229

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009
	(Note 1)
BALANCE, beginning of year	$59,411	$59,411
Excess of carrying amount of Class A preference shares redeemed over redemption amount (Note 13(c))	2,987	-
Equity portion of Class A preference shares, series 1 issued on amalgamation (Note 1)	500,000	-
BALANCE, end of year	$562,398	$59,411

See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009
	(Note 1)
REVENUE
Rent	$1,249,965	$-
EXPENSES
Administrative and general	797,690	821,097
Loss (gain) on foreign exchange	(166)	1,978
Rental real estate operating expenses	635,254	-
	1,432,778	823,075
LOSS BEFORE THE FOLLOWING	(182,813)	(823,075)
Amortization	239,180	-
Dividends on retractable preference shares	154,336	-
Interest on long-term debt	56,648	-
	450,164	-
LOSS FROM OPERATIONS	(632,977)	(823,075)
OTHER INCOME AND EXPENSES
Interest income	123,655	108,091
Investment income	229,856	470,288
Impairment loss on notes receivable	(300,230)	(18,676)
Equity earnings of significantly influenced company	940	1,737
	54,221	561,440
LOSS BEFORE INCOME TAXES	(578,756)	(261,635)
Income taxes (recovery) (Note 14)
Current	(24,945)	9,719
Future	7,358	3,157
	(17,587)	12,876
LOSS FROM CONTINUING OPERATIONS	(561,169)	(274,511)
Deferred gain recognized on sale of former consolidated subsidiary (Note 12)	42,100	42,050
NET LOSS FOR THE PERIOD, ALSO BEING COMPREHENSIVE LOSS FOR THE PERIOD	$(519,069)	$(232,461)
EARNINGS (LOSS) PER SHARE (Note 15)
Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.05)
Earnings per share from discontinued operations
Basic and diluted	$0.01	$0.01
Loss per share
Basic and diluted	$(0.07)	$(0.04)
Weighted average number of shares
Basic and diluted	7,351,188	5,076,407
See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year ended December 31, 2009
	(Note 1)
OPERATING ACTIVITIES
Loss from continuing operations	$(561,169)	$(274,511)
Items not affecting cash:
Amortization	240,770	-
Unrealized gain on marketable securities	(175,944)	(252,175)
Unrealized (gain) loss on foreign exchange	(166)	948
Unrealized rental income	(31,642)	-
Dividends on retractable preference shares	154,336	-
Allowance for uncollectability of notes receivable	240,440	18,676
Future income taxes	7,358	3,157
Accretion interest on discounted note receivable	(54,377)	(73,494)
Equity earnings of significantly influenced company	(940)	(1,737)
	(181,334)	(579,136)
Change in non-cash components of working capital
Accounts receivable	395,666	19,816
Prepaid expenses and deposits	401,070	(418,385)
Accounts payable and accrued liabilities	(322,209)	256,384
Income taxes payable	(1,168,781)	278,521
	(875,588)	(442,800)
FINANCING ACTIVITIES
Purchase of shares from dissenting shareholders for cancellation	(2,389,278)	-
Reorganization costs incurred	(747,289)	-
Redemption of Class A preference shares	(138,839)	-
Repayment of long-term debt	(101,843)	-
	(3,377,249)	-
INVESTING ACTIVITIES
Cash acquired on acquisition of subsidiary (Note 1)	7,255,425	-
Proceeds from notes receivable	274,225	100,000
Proceeds from (additions to) marketable securities	19,611	656,500
	7,549,261	756,500
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	166	(948)
CHANGE IN CASH AND CASH EQUIVALENTS	3,296,590	312,752
CASH AND CASH EQUIVALENTS, beginning of period	14,491,151	14,178,399
CASH AND CASH EQUIVALENT, end of period	$17,787,741	$14,491,151

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	$1,212,528	$18,486
Interest paid	$48,851	$-
NON-CASH TRANSACTIONS
Non-cash consideration paid on acquisition of Genterra Inc.
Issuance of common shares	$16,295,848	$-
Issuance of Class A retractable preference shares	$5,481,280	$-
Issuance of Class B preference shares	$350,332	$-
Investment cancelled on amalgamation	$159	$-

See accompanying notes to consolidated financial statements.

Genterra Capital Inc. (“GCI” or “The Company”) is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.  The Company also invests a portion of its surplus cash on hand in marketable securities.

1.            AMALGAMATION

On February 25, 2010 the shareholders of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) adopted Special Resolutions authorizing the amalgamation of the two companies to continue as an amalgamated company under the name Genterra Capital Inc. The amalgamation became effective on May 10, 2010.  GCI’s year end is September 30.

As a result of the amalgamation, Genterra Shareholders received one GCI Common Share for every 3.6 Genterra Common Shares held and CMI Shareholders received one GCI Common Share in exchange for each CMI Common Share held. Each holder of Genterra Class A preference shares, series 1 received one GCI Class A preference share, series 1 in exchange for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one GCI Class B preference share in exchange for each Genterra Class B preference share held.

CMI and Genterra were deemed to be related parties pursuant to Canadian generally accepted accounting standards and consequently the amalgamation has been accounted for as a purchase transaction in accordance with the existing Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581 (“Business Combinations”) based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI have been recorded in the accounts of the Company at their carrying values and the net assets of Genterra have been recorded at fair value.  The results of operations include the revenues and expenses associated with the acquired assets from May 10 to September 30, 2010.

The purchase price allocation as at May 10, 2010 is as follows:

Genterra Acquisition (98.5%)
Purchase consideration
5,300,752 Common shares	$16,295,848
26,274,918 Class B preference shares	350,332
326,000 retractable convertible Class A preference shares	5,481,280
Transaction costs	607,173
$22,734,633

Assets acquired
Current assets	$10,384,434
Current liabilities	(3,306,322)
Note receivable	245,239
Rental real estate properties	17,262,980
Leases valued in excess of market value	400,527
Long-term debt	(607,616)
Leases valued below market value	(23,931)
Future income taxes	(1,620,678)
$22,734,633

2.             CHANGE IN ACCOUNTING POLICIES

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The Company adopted amended Section 3855 for the fiscal period beginning on January 1, 2010. These amendments did not have a significant impact on the Company’s accounting for its financial instruments.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies.  Inter-company balances and transactions have been eliminated on consolidation.

(b)	Rental Real Estate Properties

Rental real estate properties are stated at the lower of cost, net of accumulated amortization, and fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property is written down to its fair value. The fair value is determined using the current market values of the properties.  Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used.  Any impairment in value is recorded in the consolidated statement of operations.

Amortization is being provided for over the estimated useful life as follows:

Building	5% declining balance basis
Building modifications	straight-line over term of the related lease
Furniture, equipment and paving	6% - 20% declining balance basis

(c)	Intangible assets and liabilities

Intangible assets and liabilities, consisting of the difference in value of leases with tenants in relation to market values, are being amortized to income as realized over the term of the related lease.

(d)	Translation of Foreign Currency

Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Financial Instruments

The following methods and assumptions were used by the Company in presenting its financial instruments:

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Marketable securities: The Company’s marketable securities consist of portfolio investments and are classified as trading securities. Marketable securities are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statements of operations in the same period as incurred.

Other financial assets: The Company’s accounts receivable consists primarily of rental receivables. Accounts and notes receivable are classified as loans and receivables.  These are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market.  They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term debt and retractable preference shares.

(i)  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

(ii)  Long-term debts consist of mortgages payable and are initially recognized at the fair value directly attributable to the issue of the instrument.  They are carried at amortized cost using the effective interest rate method.  Interest expense is recognized in the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

(iii)  Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability.  The Company’s retractable and redeemable Class A preference shares are redeemable for cash at the option of the holder, but also contain a conversion feature into Common shares of the Company.  Accordingly, the Company accounts for these shares as financial instruments with both elements of debt and equity on initial recognition with the equity component of the Class A preference shares included in contributed surplus.

The holder of the Class A preference shares has agreed that they will not exercise the retraction option within the next twelve months and accordingly the debt component is classified as a long-term liability.  The Company’s Common shares and Class B preference shares are classified as equity instruments.

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Financial Instruments (Continued)

The Company’s assets are measured as follows:

Cash – the carrying value of cash approximates fair value as maturities are less than three months.  Cash has been valued using the market value technique.

Marketable Securities – The estimated fair values of the marketable securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the price. Marketable securities are valued using the market value technique.

		Fair Value Measurements at Reporting Date Using:

Assets:	September 30, 2010	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	$17,787,741	$17,787,741	$-	$-
Marketable securities	4,676,175	1,558,128	3,118,047	-

(f)	Management of Financial Risks

The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts and notes receivable, accounts payable and accrued liabilities, long-term debt and retractable preference shares.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital and principal repayments on its debt obligations. It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this goal the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months. At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)           Management of Financial Risks (Continued)

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has reduced its exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests a portion of its surplus cash in term deposits and loans receivable.  Certain long-term borrowings of the Company bear interest on a prime plus basis. In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $60,000 (2009 - $48,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at September 30, 2010 includes US$671 (December 31, 2009 – US$5,674).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated money market instruments carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $5 (2009 - $40).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At September 30, 2010, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of marketable securities and other financial instruments within the limits of the Company’s objectives and strategy.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and rental receivables.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Marketable securities held with reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(iii) Credit risk on rental and notes receivable is minimized as a result of the collateral security held pursuant to legal agreements and leases.

3.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)            Management of Financial Risks (Continued)

(iv) The Company leases two of its properties to a single tenant accounting for approximately 20.1% of its current rental revenue which constitutes a significant credit concentration.  Both leases expire in 2011.

In 2010, the Company had two major leases that accounted for 15.7% and 32.5% respectively of total rent.  These leases expire between 2011 and 2016.

(g)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through the expansion of its portfolio of income producing real estate and the growth of its investments.  The Company’s investment strategy is to capitalize on favourable real estate market conditions by acquiring properties that provide the Company with substantial rental income and the potential for future development and capital gain appreciation, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of long-term debt, Common and Class B preference share capital, contributed surplus and accumulated retained earnings as well as its retractable and redeemable Class A preference shares which are classified as a financial liability.  The only  changes in what the Company considers to be capital since the previous year are the Class B preference shares and the Class A redeemable, retractable preference shares issued in connection with the amalgamation (Note 1).  The Company does not currently have a formal policy governing any net debt to equity and net debt to total capitalization ratios.

As at September 30, 2010 the Company has complied with all externally imposed capital requirements.

The following table provides a summary of certain information with respect to the Company’s capital structure and financial position as at September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009
Long-term debt	$3,065,949	$-
Retractable preference shares	5,135,616	-
Total debt	8,201,565	-
Shareholders’ equity	30,279,438	16,285,405
	$38,481,003	$16,285,405

(h)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessments of notes and accounts receivable and the basis for current and future income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)            Revenue Recognition

The Company adopted the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from leases is accounted for on a straight-line basis over the term of lease.  Accordingly, accrued rent is recorded for the difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants and has been recorded as unrealized rental income on the balance sheet.

Revenue from a real estate sale is recognized once all material conditions have been satisfied.

(j)            Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

(k)           Stock-based Compensation and Other Stock-based Payments

The Company has a single Stock Option Plan (“The Plan”).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under The Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. As at September 30, 2010, the Company has no outstanding stock options.

(l)            Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and conversion of Class A preference shares using the treasury method.

3.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)          Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

IFRS convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2012 for which the current and comparative information will be prepared under IFRS.  The Company’s IFRS changeover date is October 1, 2010.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has completed the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing and prepared a comparison of financial statement areas that would be impacted by the conversion.

4.             ACCOUNTS RECEIVABLE

	September 30, 2010	December 31, 2009
Accounts receivable, trade	$320,278	$-
Interest receivable	55,776	-
Sales taxes recoverable	38,537	-
Other	29,808	981
Allowance for doubtful accounts	(59,790)	-
	$384,609	$981

5.             UNREALIZED RENTAL INCOME

	September 30, 2010	December 31, 2009
Rental revenue recorded based on straight line rent accounting policy	$31,642	$-
	$31,642	$-

6.	NOTES RECEIVABLE

	September 30, 2010	December 31, 2009
Note receivable, bearing interest at prime plus 1% per annum, due on demand, secured by a general security agreement (i)	$249,000	$-
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the instalment due on January 15 of each year. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (ii)	414,154	437,578
Accretion interest	51,230	73,429
	714,384	511,007
Allowance for doubtful accounts	(654,594)	(414,154)
	59,790	96,853
Less: Current portion	(59,790)	(96,853)
	$-	$-

(i)  Subsequent to the year end, the Company sold its property located at 1095 Stellar Drive, Newmarket, Ontario.  Simultaneously with the purchase of the property, the purchaser also acquired the business of the tenant and in conjunction therewith the parties negotiated a settlement of all outstanding amounts owed by the tenant to the Company.  As a result, a reserve of $189,210 has been provided against the note receivable of $249,000.

(ii)  Effective December 28, 2007, the Company sold all of its investment interest in its former subsidiary Distinctive Designs Furniture Inc. (”Distinctive”), to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note, which is non-interest bearing, has been discounted and is repayable in ten equal consecutive annual instalments of $100,000 with the instalments due on January 15 of each year. This note is only due and payable in any given year if Distinctive continues its business. The Company has received two payments to date.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 12).  The controlling shareholder of the purchaser became a director of the Company on May 10, 2010, the date of the amalgamation.

7.             INVESTMENT

	September 30, 2010	December 31, 2009
Investment in significantly influenced company – Genterra Inc. Common shares – at equity (1.5%) On May 10, 2010, the Company and Genterra amalgamated. Prior to amalgamation Genterra was a public company with substantial interests in real estate properties located in Ontario, Canada. Genterra was a significantly influenced company whose shares had limited trading. Accordingly the investment was recorded at equity. (market value 2009 - $175,270)	$-	$294,164

8.	RENTAL REAL ESTATE PROPERTIES

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	$6,680,666	$-	$6,680,666	$-	$-	$-
Building	10,237,143	211,547	10,025,596	-	-	-
Building modifications	172,144	16,621	155,523	-	-	-
Furniture, equipment and paving	485,593	11,012	474,581	-	-	-
	$17,575,546	$239,180	$17,336,366	$-	$-	$-

9.	INTANGIBLE ASSETS AND LIABILITIES

Intangible assets	September 30, 2010	December 31, 2009
Leases valued in excess of market value	$407,856	$-
Less: Accumulated amortization	7,587	-
	$400,269	$-

Intangible liabilities	September 30, 2010	December 31, 2009
Leases valued below market value	$24,369	$-
Less: Accumulated amortization	5,997	-
	$18,372	$-

10.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2010	December 31, 2009
Accounts payable and accrued liabilities, trade	$750,235	$148,394
Due to company under common control, trade	2,464	229,171
	$752,699	$377,565

11.           LONG-TERM DEBT

	September 30, 2010	December 31, 2009
First mortgage bearing interest at prime plus 1.75% per annum, repayable in monthly payments of $5,217 plus interest with the balance due August 1, 2011	$57,383	$-
First mortgage bearing interest at 4.63% per annum, repayable in blended monthly payments of $25,005 with the balance due April 1, 2011	2,371,656	-
First mortgage bearing interest at lender’s base rate plus 0.2% per annum, repayable in monthly payments of $4,453 plus interest with the balance due September 1, 2022	636,910	-
	3,065,949	-
Less: Current portion	2,482,475	-
	$583,474	$-

The mortgages are collateralized by the specific security on the related land and buildings. The carrying value of the mortgages approximate their fair values.

Subsequent to the year end the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario was sold and the first mortgage of $636,910 relating to this property was repaid.

The aggregate amount of payments on long-term debt required in the subsequent twelve-month periods to meet retirement provisions are as follows:

2011	$2,482,475
2012	53,436
2013	53,436
2014	53,436
2015	53,436
Thereafter	369,730
$3,065,949

12.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in its former subsidiary Distinctive, to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the instalments due on January 15 of each year.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, the gain on sale of $420,953 was deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $336,800 (2009 - $378,900) has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 6).

13.           CAPITAL STOCK

On May 10, 2010 the Company filed Articles of Amalgamation to give effect to the amalgamation described in Note 1. As a result of the amalgamation, Genterra Shareholders received one GCI Common Share for every 3.6 Genterra Common Shares held and CMI Shareholders received one GCI Common Share in exchange for each CMI Common Share held. Each holder of Genterra Class A preference shares, series 1 received one GCI Class A preference share, series 1 in exchange for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one GCI Class B preference share in exchange for each Genterra Class B preference share held.

(a)           Authorized

Unlimited	Common Shares

Unlimited	Class A preference shares, issuable in series:

Series 1 – non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 5.56 Common shares or 300 Class B Preference shares for each Class A Preference share

Unlimited	Class B preference shares
non-voting, non-participating, $0.0024 non-cumulative, redeemable at $0.05

(b)            Issued

i)           Retractable Preference Shares

	September 30, 2010	December 31, 2009
326,000 Class A preference shares, Series 1	$4,981,280	$-
Cumulative dividends in arrears	154,336	-
	$5,135,616	$-

The holder of the Class A preference shares, Series 1 is controlled by the President of the Company and two of the Company’s officers and/or directors are also officers and/or directors of the holder.

13.           CAPITAL STOCK (Continued)

ii)           Capital Stock

	September 30, 2010	December 31, 2009
9,389,013 Common Shares (2009 – 5,076,407)	$17,082,168	$2,688,939
- Class A preference shares (2009 – 315,544)	-	141,826
26,271,340 Class B preference shares (2009 – Nil)	350,293	-
	$17,432,461	$2,830,765

(c)           Transactions

Class A preference shares, Series 1	Number	Amount
Balance December 31, 2008 and 2009	-	$-
Issued on amalgamation (Note 1)	326,000	4,981,280
	326,000	$4,981,280

Common shares	Number	Amount
Balance December 31, 2008 and 2009	5,076,407	$2,688,939
Issued on amalgamation (Note 1)	5,300,752	16,295,848
Inter-corporate shares cancelled on amalgamation	(24)	(44)
Share issue costs, net of future income taxes		(104,803)
Shares purchased from shareholders dissenting to the amalgamation	(988,120)	(1,797,772)
	9,389,015	$17,082,168

Class A preference shares	Number	Amount
Balance December 31, 2008 and 2009	315,544	$141,826
Redeemed by Company	(315,544)	(141,826)
	-	$-

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A preference shares.

13.           CAPITAL STOCK (Continued)

Class B preference shares	Number	Amount
Balance December 31, 2008 and 2009	-	$-
Issued on amalgamation (Note 1)	26,274,918	350,332
Shares purchased from shareholders dissenting to the amalgamation	(3,578)	(39)
	26,271,340	$350,293

Shareholders holding 656,341 common shares of CMI, 1,194,407 common shares of Genterra and 3,578 Class B preference shares of Genterra made a valid dissent to the amalgamation under Section 185 of the Ontario Business Corporations Act (“OBCA”).  GCI made offers to these shareholders totaling $2,389,392, representing the amount considered by the directors of the Company to be the fair value thereof.  These offers have been accepted by and paid to these dissenting shareholders.  Accordingly, 988,120 common shares and 3,578 Class B shares of GCI have been cancelled.  The Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the OBCA. The Company has filed a claim with the Superior Court of Justice and has, amongst other things, requested a declaration that the holder of certain of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

14.           INCOME TAXES

The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:
	September 30, 2010	December 31, 2009
Income taxes computed at statutory combined income tax rates	$(183,698)	$(86,340)
Increase (decrease) in income tax resulting from:
Non-deductible items	31,727	38,187
Non-taxable equity items	(298)	(576)
Non-taxable portion of capital losses (gains) and dividends	7,383	(348)
Future tax benefits not recognized	127,928	78,320
Change in future tax rate applied	14,578	-
Other	(15,207)	(16,367)
Effective income tax provision	$(17,587)	$12,876

14.           INCOME TAXES (Continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:
	September 30, 2010	December 31, 2009
Future tax assets
Capital and non-capital loss carry forwards	$530,567	$376,356
Cumulative eligible capital	235,121	-
Reserves	44,404	-
Marketable securities	8,752	-
Leases valued below market value	5,196	-
Other	2,220	-
Valuation allowance	(504,284)	(376,356)
	321,976	-
Less: current portion	53,156	-
	$268,820	$-
Future tax liabilities
Rental real estate properties	$1,808,419	$-
Leases valued above market value	103,266	-
Marketable securities	49,533	3,157
	1,961,218	3,157
Less: current portion	49,533	3,157
	$1,911,685	$-

The Company has non-capital loss carry forwards of approximately $2,164,000 of which $49,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026, $650,000 expires in 2029 and $387,000 expires in 2030.  No future income tax assets have been recognized in respect of these non-capital losses carry-forwards.

Current portion of future income taxes consists of

	September 30, 2010	December 31, 2009
Current portion of future tax assets	$53,156	$-
Current portion of future tax liabilities	49,533	3,157
Net asset (liability)	$3,623	$(3,157)

15.           EARNINGS (LOSS) PER SHARE CALCULATION

Earnings (loss) per share have been calculated based on the following:

	September 30, 2010	December 31, 2009
Numerator:
Earnings (loss) from continuing operations for basic and diluted earnings per share available to common shareholders	$(561,169)	$(274,511)

Earnings from discontinued operations	42,100	42,050
Earnings (loss) for basic and diluted earnings per share available to common shareholders	$(519,069)	$(232,461)

Denominator:
Weighted average number of shares outstanding	7,351,188	5,076,407

Earnings (loss) per share from continuing operations
Basic and diluted	$(0.08)	$(0.05)
Earnings per share from discontinued operations
Basic and diluted	$0.01	$0.01
Earnings (loss) per share
Basic and diluted	$(0.07)	$(0.04)

The effect on the 2010 earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed.

16.	RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

The Company received rents of $250,954 (2009 - $Nil) from companies of which directors and officers are also directors and/or officers of the Company.

Administration and management fees of $270,068 (2009 - $240,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

Property management fees of $86,820 (2009 - $Nil) were paid to a company of which directors and officers are also directors and/or officers of the Company.

17.           SEGMENTED INFORMATION

The Company operates in one reportable industry segment, real estate rentals, with all properties located in Ontario, Canada.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE FISCAL PERIOD ENDED SEPTEMBER 30, 2010

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Capital Inc. (the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated) (“GCI” or the “Company”) for the fiscal period ended September 30, 2010.  This MD&A should be read in conjunction with the Company’s September 30, 2010 audited consolidated financial statements included elsewhere herein.

In this document and in the Company’s audited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the audited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

On February 25, 2010 the shareholders of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) adopted Special Resolutions authorizing the amalgamation of the two companies to continue as an amalgamated company under the name Genterra Capital Inc. The amalgamation became effective on May 10, 2010 (the “Amalgamation”).

CMI and Genterra were deemed to be related parties pursuant to Canadian generally accepted accounting standards and consequently the Amalgamation has been accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI have been recorded in the accounts of the Company at their carrying values and the net assets of Genterra have been recorded at fair value. GCI’s year end is September 30 and accordingly the 2010 results reported are for the nine months ended September 30, 2010.  The comparative results are for CMI’s year ended December 31, 2009.

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and new acquisitions that satisfy the Company’s goals as defined by management. This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favourable market conditions.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

RESULTS OF OPERATIONS

The Results of Operations for the period under review include the operations of the acquired assets from May 10, 2010, the date of the Amalgamation. The Comparative Results of Operations reported for previous periods are for CMI and accordingly do not include Genterra.

The following table sets forth items derived from the  consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)
	2010			2009				2008
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter

Revenue	$1,127	$417	$59	$147	$142	$168	$121	$(491)

Earnings (loss) from continuing operations	(250)	(209)	(102)	23	(19)	(249)	(29)	338

Earnings from discontinued operations	-	-	42	-	-	42	-	-

Net earnings (loss)	(250)	(209)	(60)	23	(19)	(207)	(29)	338
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.03)	$(0.03)	$(0.02)	$0.01	$(0.00)	$(0.05)	$(0.01)	$0.07
Earnings per share from discontinued operations
Basic and diluted	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01	$0.00	$0.00
Earnings (loss) per share
Basic and diluted	$(0.03)	$(0.03)	$(0.01)	$0.00	$(0.00)	$(0.04)	$(0.01)	$0.07

General

The following table sets forth items derived from the consolidated statements of operations for the three month periods ended September 30, 2010 and 2009 and for the fiscal periods ended September 30, 2010 and December 31, 2009:

As noted previously, the Company changed its year end to September 30 from December 31.  Accordingly, the foregoing discussion compares the nine month period ended September 30, 2010 to the year ended December 31, 2009.

(In thousands of dollars)	Nine Months ended September 30,	Year ended December 31,	Three Months Ended September 30
	2010	2009	2010	2009
Rental revenue	$1,250	$-	$791	$-
Investment revenue, net of impairment loss	353	579	335	161
Total revenue	1,603	579	1,126	161
Impairment loss on notes receivable	(300)	(19)	(267)	(19)
Expenses	(1,883)	(823)	(1, 028)	(161)
Earnings on equity items	1	2	-	2
Loss before income taxes	(579)	(261)	(169)	(17)
Income taxes	18	(13)	(81)	(2)
Loss from continuing operations	(561)	(274)	(250)	(19)
Gain from discontinued operations	42	42	-	-
Net loss	$(519)	$(232)	$(250)	$(19)

Review of Results for the Third Quarter and Fiscal Periods ended September 30, 2010 and December 31, 2009

Revenue.  Net Revenue from rental and investments for the three months ended September 30, 2010 was $1,126,684 compared to $160,708 for the comparable 2009 period. Revenue for the three months ended September 30, 2010 includes rental revenue of $790,797, net interest income on cash and cash equivalents of $58,749 and share of income from investments in Limited Partnerships of $277,138.  Revenues for the comparable 2009 period include net interest income on cash and cash equivalents of $42,814 and share of income from investments in Limited Partnerships of $117,894. Net revenue from rental and investments for the fiscal period ended September 30, 2010 increased to $1,603,476 compared to $578,379 for the year ended December 31, 2009. Revenue for the fiscal period ended September 30, 2010 includes rental revenue of $1,249,965, net interest income on cash and cash equivalents of $123,655 and share of earnings from investments in Limited Partnerships of $229,856. Revenue for the year ended December 31, 2009 includes net interest income on cash and cash equivalents of $108,091 and share of earnings from investments in Limited Partnerships of $470,288. The rental revenue in 2010 is attributable to the acquisition of Genterra’s portfolio of income producing real estate as a result of the Amalgamation. The decrease in investment income in 2010 is due to a combination of the comparison of nine months against 12 months and the reduced results achieved from the Company’s Limited Partnership investments during the period.  Rental revenue for the nine month period ended September 30, 2010, assuming the inclusion of the acquired assets from the Amalgamation from January 1, 2010, would have been $2,473,524.  This compares to Genterra’s rental revenue of $2,330,663 for the comparable nine month period ended September 30, 2009.

Administrative and General Expenses.   Administrative and general expenses for the three months ended September 30, 2010 and 2009 were $355,891 and $141,221 respectively. Administrative and general expenses for the fiscal period ended September 30, 2010 and the twelve months ended December 31, 2009 were $797,690 and $821,097 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees and public company shareholder costs. The 2009 expenses for the three and twelve month periods include a provision for non-deductible interest of approximately $250,000 on the reassessment of prior year taxes. The increase in other administrative and general expenses in 2010 is primarily due to the inclusion of Genterra administrative and general expenses post the Amalgamation.

Gain (loss) on Foreign Exchange. During the period under review the Company held minimal funds denominated in United States dollars.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three and nine months ended September  30, 2010 were $420,733 and $635,254 respectively. The 2010 rental real estate operating expenses are due to the acquisition of Genterra’s portfolio of income producing real estate as a result of the Amalgamation. Rental real estate expenses for the nine month period ended September 30, 2010, assuming the inclusion of the acquired assets from the Amalgamation from January 1, 2010, would have been $1,333,724.  This compares to Genterra’s rental real estate expenses of $1,252,899 for the comparable nine month period ended September 30, 2009.

Other Expenses. The Company incurred interest expense of $36,093 and $56,648 respectively for the three and nine months ended September 30, 2010. Amortization for the three and nine months ended September 30, 2010 was $116,097 and $239,180 respectively. During the three and nine month periods ended September 30, 2010 the Company recorded cumulative dividends of $98,603 and $154,336 respectively on its retractable preference shares.  These shares are classified as debt and the cumulative dividends are recorded as an expense of operations. The 2010 interest, amortization and cumulative dividend expenses are due to the acquisition of Genterra’s rental real estate portfolio and the issuance of the Class A Preference Shares by the Company as a result of the Amalgamation.

Equity Items.  Prior to the Amalgamation, the company held a 1.5% equity interest in Genterra.  The Company’s equity earnings of Genterra up to the date of the Amalgamation were $940 as compared to $1,737 for the year ended December 31, 2009.

Income Tax Provision. The effective tax rate for the three months ended September 30, 2010 and 2009 was (48.7%) and (8.7%) respectively. The effective tax rate for the fiscal period ended September 30, 2010 and the year ended December 31, 2009 was (3.0%) and (4.9%) respectively. The difference between the Company’s statutory tax rate and its effective tax rate during the period is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares, the tax treatment of capital transactions and a valuation allowance provided against certain future tax benefits. The 2009 difference also includes the effect of the reassessment relating to the tax treatment of prior year capital gain transactions.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,100 (2009 - $42,050) from the 2007 sale of its investment interest in Distinctive Designs Furniture Inc. (“Distinctive”).

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has provided a reserve against the accretion interest on this discounted note for the nine months ended September 30, 2010 of $51,230 compared to $57,000 for the year ended December 31, 2009. The reserve provided for the three month periods ended September 30, 2010 and 2009 were $18,268 and $19,000 respectively.

Net Loss.  Net loss for the third quarter of 2010 and 2009 were $249,879 and $18,763 respectively. Net loss for the fiscal period ended September 30, 2010 was $519,069 as compared to a net loss of $232,461 for the year ended December 31, 2009.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash and cash equivalents on hand, marketable securities and cash flow from operations.

The Company's working capital amounted to $19.9 million at September 30, 2010 compared to $16.0 million at December 31, 2009. The ratio of current assets to current liabilities was 7.0:1 at September 30, 2010 and 11.7:1 at December 31, 2009. The substantial increase in the Company’s working capital resulted from the acquisition of Genterra’s working capital effective the date of the Amalgamation.  The decrease in the ratio of current assets to current liabilities is due to the inclusion in current liabilities of approximately $2.4 million as a result of the Amalgamation, relating to a rental real estate mortgage loan which matures in April 2011.

During the fiscal period ended September 30, 2010 the Company’s cash position increased by approximately $3.3 million to $17.8 million from $14.5 million at December 31, 2009.  The net increase was due to the following:

-
Operating Activities decreased cash by $875,588.  This was a result of $181,334 in cash utilized for operations and $694,254 of cash utilized in changes in non-cash components of working capital principally as a result of the payment of income taxes on the reassessment of a prior year;

-
Financing Activities decreased cash by $3,377,249.  During the period the Company exercised its right to redeem all of the issued and outstanding Class A preference shares at a total cost of $138,839, repaid long-term debt by $101,843, incurred $747,289 of transaction costs to effect the Amalgamation and redeemed shares tendered by shareholders dissenting to the Amalgamation at a cost of $2,389,278.

-
Investing Activities increased cash by $7,549,261 as a result of the addition of cash of $7,255,426 from the Amalgamation, the collection of $274,225 from notes receivable and $19,611 proceeds from marketable securities.

The Company anticipates that it will require approximately $2.8 million in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income.  The Company also has scheduled long-term debt repayments of approximately $2.5 million in the next twelve months. This includes approximately $2.4 million relating to a rental real estate mortgage loan, which matures in April 2011. The Company is working towards replacing this facility upon its maturity.  Cash flow from operations will be used to finance the other regularly scheduled debt repayments.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine month period ended September 30, 2010 are summarized as follows:

•
In June 2008, Genterra completed the acquisition of Ninety Ontario Street Inc. from First Ontario Investments Inc. (“FirstOnt”).  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares were redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum and represent the purchase price of $4,890,000.  In accordance with the provisions of the Amalgamation, 326,000 redeemable, retractable 8% cumulative Class A Preference shares of the Company were issued to FirstOnt against the exchange of the Genterra Class A Preference shares. During the period the Company incurred a cumulative dividend of $154,336 on theses shares.  Mark Litwin and Stan Abramowitz are officers and/or directors of the Company and FirstOnt.

•
The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term commenced March 1, 2007 and ends February 28, 2011, at an annual net, net rental of $500,175.  The results of operations include rental revenue of $196,073 pertaining to this lease for the period from May 10, 2010 to September 30, 2010. The Company also leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000.  The results of operations include rental revenue of $54,881 pertaining to this lease for the period from May 10, 2010 to September 30, 2010. Prior to May 10, 2010 these two properties were owned by Genterra. Fred A. Litwin, Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•	Management Contracts

During the nine month period ended September 30, 2010, Forum Financial Corporation (“Forum”) provided administrative services to the Company for fees of $270,068.  The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to the Company’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Fred A. Litwin, the President, a director and significant shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of Forum and of the Company.

From May 10, 2010 to September 30, 2010, FirstOnt provided property management services to the Company for fees of $83,783 and First Ontario Administrative Services Inc. (“FirstAdmin”) provided rental collection services to the Company for fees of approximately $3,037.  Prior to May 10, 2010, these services were provided to Genterra. Stan Abramowitz and Mark Litwin are directors and/or officers of FirstOnt and the Company. Mark Litwin is a director and officer of FirstAdmin and an officer of the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt, FirstAdmin and the Company.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at January 25, 2011:

	Authorized	Issued

Common Shares	Unlimited	9,389,015

Class A preference shares, issuable in series: Series 1 - non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 5.56 Common shares for each Class A preference share or 300 Class B preference shares for each Class A preference share.	Unlimited	326,000

Class B preference shares Non-voting, non-participating, redeemable at $0.05, $0.0024 non- cumulative Class B preference shares	Unlimited	26,271,340

As a result of the Amalgamation, each Genterra Common Shareholder received one Common share for every 3.6 Genterra Common shares held, each holder of Genterra Class A preference shares, Series 1 received one Class A preference share, series 1 for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one Class B preference share for each Genterra Class B preference share held. Each CMI Common Shareholder received one Common share for every CMI Common share held.

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra And CMI.

The success of the Amalgamation will depend, in part, on the ability of GCI to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. GCI’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure that the Amalgamation will result in the realization of the full benefits we anticipate.

Our Need To Maintain Liquidity And Financial Condition Could Be Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from GCI’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

With the successful completion of the Amalgamation we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets into cash and cash items.  This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

Real Property Investments Tend to be Relatively Illiquid and Could Affect Our Need to Maintain Liquidity and Financial Condition Which May Have A Material Adverse Effect On Our Business, Financial Condition and Results of Operations.

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit GCI’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and GCI was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to GCI might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect GCI’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit GCI may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for GCI than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to Cambridge, together account for 12% and 20% of GCI’s assets and rental revenue, respectively, and therefore constitute a significant credit concentration. The term for both leases expires in February 2011.  In the event that GCI was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and GCI is not successful in replacing it with a similar tenant, this would have a significant impact on GCI’s revenue, financial condition and ability to satisfy its debt service obligations.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

We Are Dependent On Our Tenants For A Large Portion Of Our Revenue So Our Cash Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, GCI’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of GCI's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact GCI as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if GCI is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot be certain that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

GCI May Not Be Able To Renegotiate Financing Terms As They Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot be certain that GCI will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses May Result In GCI Losing Its Investment In And Cash Flows From Properties And Could Reduce Our Net Income.

GCI carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, the value of our assets will be reduced by such uninsured loss. In addition, GCI could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but GCI would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

Environmental Legislation And Contamination May Affect Our Operating Results And Our Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. GCI’s tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of GCI’s properties could be considered a risk.  The failure by GCI to affect any necessary remedial work may adversely affect GCI’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against GCI.  The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of GCI. GCI has introduced an environmental maintenance program to oversee GCI’s compliance with Ministry of the Environment guidelines.

It May Be Difficult To Sell Shares Of GCI Because Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume.  As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

On May 10, 2010 Genterra and CMI amalgamated to continue as an amalgamated company under the name Genterra Capital Inc.  The Company’s Board of Directors believe that with the successful completion of the Amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments.

In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favourable market conditions.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

Impairment of Assets – Under Canadian GAAP, the Company is required to write down to fair value an asset that is determined to have been impaired.  A significant portion of the Company’s assets consists of investments in rental real estate properties.  The fair value of investments in rental real estate properties is dependent upon anticipated future cash flows from operations over the anticipated holding period. In the event that the carrying value exceeds the cash flows expected to result from the direct use and eventual disposition of the property, impairment would be recognized.

Marketable securities – Marketable securities are classified as trading securities and are required to be measured at fair value.  Fair value is defined as the amount which a security could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm-length transaction under no compulsion to act.  The best evidence of fair value is quoted bid or ask prices, as appropriate, in an active market.  Where bid or ask prices are unavailable, the closing price of the most recent transaction of that security is used.  Unrealized gains and losses, including changes in foreign exchange rates, are recognized in operations for the period

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Amalgamation has been accounted for under the existing Section 1581 “Business Combinations”.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position and disclosures.

IFRS ASSESSMENT AND CONVERSION PLAN

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of its 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending September 30, 2012 and apply them to its opening October 1, 2010 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which are being completed by a combination of in-house resources and an external consultant.

•
Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•
Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•
Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.  The differences as identified in Phase I and the Company’s proposed actions under Phase II are summarized in the following sections.

FINANCIAL REPORTING EXPERTISE AND COMMUNICATION TO STAKEHOLDERS

The Company has retained an external consultant to assist in establishing appropriate IFRS financial reporting expertise at all levels of the business. Key finance and operational staff have obtained sufficient knowledge to implement the project jointly with the consultant. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

IFRS IMPACT ON FINANCIAL STATEMENT PRESENTATION, CLASSIFICATION, AND DISCLOSURE

Financial Statement Presentation

The Company’s financial statements will have a different format upon transition to IFRS.  The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows, and notes including accounting policies. The income statement will be presented as a component of the statement of comprehensive income. The statement of financial position may be presented in ascending or descending order of liquidity. The income statement is classified by each major functional area – marketing, sales, research & development, administration, etc. or by nature of the items.  In addition, IFRS requires more detailed note disclosures than those required by Canadian GAAP.

Impact on the Company: The Company will reformat its financial statements in compliance with IAS 1.

Deferred taxes

IFRS: IAS 12 requires presentation of all deferred tax balances as non-current. Canadian GAAP: Current balances are presented separately.

Impact on the Company:  The Company will reclassify deferred tax balances, if any, as non-current pursuant to IAS 12.

Designation of previously recognized financial instruments:

IFRS: IAS 39 restricts the circumstances in which the option to measure a financial instrument at fair value through profit or loss is available. In particular, an entity is permitted to designate, at the date of transition to IFRS, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria. Canadian GAAP: Contains no similar restriction.

Impact on the Company: The Company has certain short-term investments that it has designated as held-for-trading under Canadian GAAP. The Company will assess the transitional impact during Phase II by reference to IAS 39 methodology.

IFRS-1 TRANSITIONAL POLICY CHOICES AND EXCEPTIONS FOR RETROSPECTIVE APPLICATION

IFRS-1 contains the following policy choices with respect to first-time adoption that are applicable to the Company:

Business combinations:

IFRS 3, Business Combinations may be applied retrospectively or prospectively with respect to business combinations completed prior to October 1, 2010.

Impact on the Company: The Company will elect not to apply IFRS 3 retrospectively to pre-transition business combinations.

Investment property:

IFRS 1 provides a choice between measuring investment property at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP.    Fair value at the date of transition to IFRS may be used as deemed cost for any individual item of property, plant and equipment or intangible asset, regardless of the accounting policy subsequently elected (e.g.: cost or revaluation model). A company may also elect to use a Canadian GAAP revaluation at or before the date of transition to IFRS as deemed cost.  The exception can be used when the revaluation was at the date of revaluation, broadly comparable to fair value. When the exception is applied, the fair value or revalued amount is the deemed cost at the date at the revaluation for subsequent accounting under IFRS. The deemed cost is depreciated in accordance with IAS 16 requirements from the date of the revaluation.

Impact on the Company: The Company proposes to designate the fair value assigned to the investment properties on the Genterra acquisition as deemed cost for transitional purposes. The Company proposes to depreciate the deemed cost in accordance with IAS 16 requirements from the acquisition date.

MANDATORILY APPLICABLE STANDARDS WITH RETROSPECTIVE APPLICATION (i.e., Not Specifically Exempt Under IFRS - 1)

Impairment provision reversals

During 2008 the Company recorded an impairment loss relating to a significantly influenced investee.

IFRS: IAS 28 and 36 require reversal of impairment loss for assets other than goodwill if certain criteria are met. Canadian GAAP: Reversal of impairment is not permitted.

Impact on the Company: During Phase II the Company will determine the amount of previously recognized impairment that may no longer be appropriate and reverse that amount (up to the original cost less depreciation) at date of transition.

Revenue recognition

IFRS requires rental revenue to be determined on a straight line basis considering all rentals from the inception of the lease, whereas Canadian GAAP only required rental income to be recognized on a straight line basis prospectively commencing January 1, 2004.

Impact on the Company: The Company expects that this difference, applied retrospectively, would not result in a material adjustment to amounts reported under Canadian GAAP.

IMPACT ON SYSTEMS AND PROCESSES

The Company does not expect that adoption of IFRS will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@genterracapital.com

GENERAL

Except where otherwise indicated, information contained herein is given as of January 25, 2011.

DIRECTORS

Fred A. Litwin
Stan Abramowitz
Mark E. Dawber
Alan Kornblum
Sol D. Nayman

OFFICERS

Fred A. Litwin – President
Mark I. Litwin – Vice President
Stan Abramowitz – Secretary

AUDITORS

BDO CANADA LLP, Chartered Accountants
Toronto, Canada

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada

BANKERS

ROYAL BANK OF CANADA
Toronto, Canada

HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3

LISTED SECURITIES

TSX VENTURE EXCHANGE
Symbol:  GIC – Common

GENTERRA CAPITAL INC.
106 Avenue Road
Toronto, Ontario
M5R 2H3